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October 14, 2010

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Attn: Sonia Barros, Special Counsel

Re:	KBS Real Estate Investment Trust III, Inc.

  Amendment No. 4 to Registration Statement on Form S-11

  Filed October 14, 2010

  File No. 333-164703

Dear Ms. Barros:

            On behalf of our client, KBS Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 4”).

            Amendment No. 4 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated October 8, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

            For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 4 along with four additional copies marked to show changes from Amendment No. 3 to the Company’s Registration Statement on Form S-11 filed on September 30, 2010, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 4.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note the revision to your subsequent events footnote on page F-18. Please tell us how the Report of Independent Registered Public Accounting Firm complies with AU Section 530.05, or tell us how the auditor determined it was not necessary to update the date of their report. Alternatively, please tell us how you have complied with AU Section 530.08, or tell us how you determined it was not necessary to disclose that the subsequent event related to the advisory agreement is unaudited.

Securities and Exchange Commission

ATTN: Ms. Sonia Barros, Special Counsel

October 14, 2010

  Response:

We have revised the subsequent events footnote on page F-18 to comply with AU Section 530.08 by noting that the event occurring subsequent to the date of the Independent Registered Public Accounting Firm’s report is unaudited.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits

Table VI. Acquisitions of Properties by Programs, page II-13

2.

We note your response to comment 4 in our letter dated September 2, 2010 and the added table endnote 9. Please revise your endnote to clarify why ASC 805 does not apply to the acquisitions made by the private programs or revise your endnote to disclose how you have accounted for the acquisitions made by the private programs.

  Response:

We have revised endnote (9) to Table VI to clarify that both the public and private programs use the same method to allocate the purchase price of a property among the cost of tangible assets (including land, building and tenant improvements), identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs). Additionally, we have revised the table so that both the public and private programs reference endnote (9). The revised endnote reads as follows:

(9)

Total cost of property represents the total purchase price of the investment plus any subsequent capital improvements. The purchase price of a real estate investment is allocated among the cost of tangible assets (including land, building and tenant improvements), identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) in accordance with Accounting Standards Codification Topic 805 (“ASC 805”). The information contained in Schedule III of the Annual Reports on Form 10-K for KBS REIT I and KBS REIT II represents only the initial cost of land, building and improvements and the current carrying cost of land, building and improvements and excludes any amounts allocated to identified intangibles and assumed liabilities.

* * * * * *

Securities and Exchange Commission

ATTN: Ms. Sonia Barros, Special Counsel

October 14, 2010

Very truly yours,

DLA Piper LLP (US)

By:	/s/ Carrie J. Hartley

cc:	Charles J. Schreiber, Jr.